Jane Street Execution Services, LLC

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	231,788
Due from broker		10,192,508
Due from affiliates		7,240,571
Fixed assets, net of accumulated depreciation and amortization		169,693
Other assets		659,102
Total assets	$	18,493,662
Liabilities and member's equity		
Liabilities:		
Due to brokers	$	16,361
Due to Parent		574,457
Accrued expenses and other liabilities		1,238,707
Total liabilities		1,829,525
Member's equity		16,664,137
Total liabilities and member's equity	$	18,493,662

See accompanying notes.